Concrete Pumping Holdings, Inc.

6461 Downing Street

Denver, Colorado 80229

(303) 289-7497

April 16, 2019

Kathryn McHale

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	Concrete Pumping Holdings, Inc.

Registration Statement on Form S-4

Filed April 1, 2019

File No. 333-230669

Dear Ms. McHale:

Concrete Pumping Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 4:00 p.m. New York City time on April 18, 2019, or as soon thereafter as possible.

Please call Elliott M. Smith of Winston & Strawn LLP at (212) 294-6787 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Sincerely,

Concrete Pumping Holdings, Inc.

	By:	/s/ Iain Humphries
	Name:	Iain Humphries
	Title:	Chief Financial Officer
cc:	Elliott M. Smith, Winston & Strawn LLP